UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

BARNES GROUP INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

067806-10-9
(CUSIP Number)

Thomas O. Barnes, 123 Main Street, Bristol, CT 06010, (860) 583-7070
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 30, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 067806-10-9	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thomas O. Barnes
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

3,023,996
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

931,984
		10.	SHARED DISPOSITIVE POWER

2,092,012
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,023,996
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.62%
14.	TYPE OF REPORTING PERSON (see instructions)

IN

CUSIP No. 067806-10-9	13D	Page 3 of 4 Pages

This Amendment No. 4 amends and supplements the Schedule 13D originally filed by Thomas O. Barnes (the “Reporting Person”), relating to the Common Stock, par value $0.01 per share (the “Common Stock.”) as amended by Amendment No. 1 to Schedule 13D filed on June 11, 2007, Amendment No. 2 filed on January 29, 2008, and Amendment No. 3 filed on December 15, 2010 (collectively the “Prior Filings”). Unless otherwise defined, capitalized terms used in this Amendment No. 4 shall have the meaning ascribed to them in Prior Filings.

Item 5. Interest in Securities of the Issuer.

Item 5 is supplemented by adding the following:

(a)	To the knowledge of the Reporting Person, as of July 26, 2017, there were 53,837,680 shares of Common Stock of Barnes Group Inc. as set forth in the Form 10-Q for the quarter ended June 30, 2017. The Reporting Person beneficially owned as of the date of this report 3,023,996 shares of Common Stock of the Company, representing 5.62% of the outstanding Common Stock.

(b)	As of September 12, 2017, the Reporting Person has the sole power to vote or to direct the vote of 3,023,996 shares, sole power to dispose of 931,984 shares, and shared power to direct the disposition of 2,092,012 shares of Common Stock.

(c)	On August 10, 2017, the Reporting Person sold 2,000 shares of Common Stock on the New York Stock Exchange at a price of $59.93 per share. The Reporting Person received $119,860 as a result of the sale.

On August 22, 2017, the Reporting Person disposed of 250 shares of Common Stock in a gift transaction.

On August 30, 2017, twelve of the trusts of which the Reporting Person is the Trustee sold a total of 1,195 shares of Common Stock on the New York Stock Exchange, in which the Reporting Person has a beneficial ownership interest, at a sale price of $61.2226 per share. The trusts received a total of $73,161 as a result of the sales.

On September 8, 2017, the Reporting Person received 22.05 shares of Common Stock as a result of reinvested dividends.

(d)	Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the Common Stock. None of such other persons has any right or power relating to more than five percent of the total amount of Common Stock outstanding.

(e)	Not applicable. The Reporting Person continues to be a beneficial owner of more than five percent of the Common Stock.

CUSIP No. 067806-10-9	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME

/s/Thomas O. Barnes
Thomas O. Barnes

Chairman of the Board

September 13, 2017
Date